Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Hyperfine, Inc. (f/k/a HealthCor Catalio Acquisition Corp.) on Form S-1 of our report dated March 26, 2021, with respect to our audit of the financial statements of HealthCor Catalio Acquisition Corp. (now known as Hyperfine, Inc.) as of December 31, 2020 and for the period from November 18, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on December 28, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 21, 2022